May 9, 2006
VIA EDGAR AND FACSIMILE
Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoStar Group, Inc. — Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 7, 2006, File No 000-24531
Dear Ms. van Doorn:
In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2005, filed on March 7, 2006 (the “Form 10-K”), we respectfully submit the following response to the comment included in your letter dated April 27, 2006. Your comment is set forth below, followed by our response.
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Comment
We have considered your response to our prior comment. Please tell us whether the Company makes the building photography available to customers for a fee. If so, please confirm for us whether the building photography costs are subject to periodic impairment testing. Additionally, please provide us with your basis for assigning a five-year useful life to these assets.
Response
As discussed in our previous response, building photography consists of digital images of buildings purchased from outside professional photographers. These images are an essential and integral part of the Company’s comprehensive, building-specific database that is licensed to CoStar customers for a fee. We license our images, together with the other data contained in our database, as part of our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS services. We generally charge a fixed monthly amount for these subscription-based services. Contract rates are based on the number of sites, number of users, organization size, the client’s business focus and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis. Additionally, as disclosed on page 8 of the Form 10-K, we offer our CoStar Photo Express service for an annual fixed fee. CoStar Photo Express is a service that enables subscribers to separately license and post individual images to Internet listing services.
Building photography is a purchased intangible asset and is subject to impairment testing. As disclosed on page F-13 of the Form 10-K:
“In accordance with Statement of Financial Accounting Standards No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets,’ long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable....”
Statement of Financial Accounting Standard (“SFAS”) 142 paragraph 11, states, “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” Accordingly, we have assigned building photography a weighted average useful life of five years. In our experience, the images added to our commercial real estate database have long lives because physical characteristics of buildings rarely change. However, technological advances in the creation, storage or transmission of images may limit the useful lives of our images. Based on these factors, we expect to be able to utilize the images for approximately five years.
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We believe that the foregoing is responsive to your comment. We understand that you will be reviewing our response and may have additional comments. Please feel free to contact the undersigned at (301) 280-3859 or Frank Carchedi at (301) 215-8276 with any questions you may have concerning our response.
Very truly yours,
/s/ Jonathan Coleman

Jonathan Coleman
General Counsel

cc:	Frank A. Carchedi, Chief Financial Officer, CoStar Group, Inc.